UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO. ___)*

SYNACOR, INC.
(Name of issuer)

Common Stock, $0.01 value per share
(Title of class of securities)

871561106
(CUSIP number)

September 15, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)

1. Name of Reporting Person
   I.R.S. Identification Nos. of above persons (entities only).

   TZ HOLDINGS, INC.
   EIN: 20-1085998

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) ☐
   (b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization

   Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
	2,400,000
	6. Shared Voting Power
	7. Sole Dispositive Power
	2,400,000
	8. Shared Dispositive Power

9. Aggregate Amount Beneficially Owned by Each Reporting Person

   2,4000,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

   8.0% (based on the total of 29,945,016 outstanding shares of Common Stock)

12. Type of Reporting Person (See Instructions)

   CO

Item 1 (a) **Name of Issuer:**

SYNACOR, INC., a Delaware corporation

(b) **Address Of Issuer's Principal Executive Offices:**
40 La Riviere Drive, Suite 300
Buffalo, New York 14202

Item 2 (a) **Name of Person Filing:**

TZ HOLDINGS, INC.

(b) **Address of Principal Business Office, or, if none, Residence:**
c/o Bell Nunnally & Martin LLP
3232 McKinney Avenue, Suite 1400
Dallas, Texas 75204

(c) **Citizenship:**
Texas

(d) **Title of Class of Securities:**
Common Stock, $0.01 value per share

(e) **CUSIP Number:**
871561106

If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person Item 3 filing is a:

(a) ☐   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐   Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
(e) ☐   An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f) ☐   An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F).
(g) ☐   A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) ☐   A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) ☐   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐   Group in accordance with §240.13d-1(b)(ii)(J).

Item 4 Ownership

(a) Amount beneficially owned 2,400,000

(b) Percent of class: 8.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

2,400,000

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

2,400,000

(iv) Shared power to dispose or to direct the disposition of

Item 5 Ownership of Five Percent or Less of a Class
    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item Ownership of More Than Five Percent on Behalf Of Another Person
6   Inapplicable

Item Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By
7   the Parent Holding Company
      Inapplicable

Item 8 Identification and Classification of Members of The Group
      Inapplicable

Item 9 Notice of Dissolution of Group
      Inapplicable

Item Certification
10

      The following certification shall be included if the
      statement is filed pursuant to §240.13d-1(c):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of
      the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2015
Date

/s/ Patrick Brandt
Signature

Patrick Brandt, Chairman
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)